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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                    1-7234

                                                                 CUSIP NUMBER
                                                                  36225V 10 4

[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q  [  ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: March 31, 2005

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - REGISTRANT INFORMATION

Full Name of Registrant: GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office
  (Street and Number): 777 Westchester Avenue

City, State and Zip Code: White Plains, NY 10604

Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[x]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-Q for the quarter ended March 31, 2005 without unreasonable effort or expense because of the Registrant's inability to ascertain the facts necessary to complete certain footnote disclosures.

Part IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor              914                  249-9716
           ----------------------      -------------      ----------------------
                    Name                  Area Code          Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

     On May 10, 2005 the Registrant filed a Form 8-K announcing the issuance of the following earnings press release containing its financial results for the quarter ended March 31, 2005:


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The following table summarizes the revenue of GP Strategies Corporation, by reporting segment, and the consolidated results of their operations for the quarters ended March 31, 2005 and 2004. As previously announced, GP Strategies Corporation ("the Company" or "GP Strategies") completed the spin-off of National Patent Development Corporation ("NPDC") on November 24, 2004. Subsequent to the spin -off, the Company's operations consist of General Physics Corporation ("General Physics") and GSE Systems, Inc. ("GSE") a majority-owned subsidiary and the Company ceased to have ownership interest in NPDC. The operations of NPDC, which included Five Star Products, Inc and MXL Industries, Inc., have been reclassified to discontinued operations for the quarter ended March 31, 2004.

(Unaudited - in thousands):
                                                              Quarters ended
                                                                 March 31,
                                                         -----------------------
                                                            2005         2004
                                                            ----         ----
Revenue:
General Physics                                          $ 43,727      $ 35,309
GSE                                                         6,126         7,411
                                                         --------      --------
                                                         $ 49,853      $ 42,720
                                                         ========      ========

Operating profit:
General Physics                                          $  2,976      $  1,507
Public Company and other general expenses                    (414)       (1,035)
Litigation expense                                           (200)         --
Deferred compensation plan                                   (191)          167
                                                         --------      --------
Operating profit before GSE                                 2,171           639
GSE                                                        (1,043)          172
                                                         --------      --------
Total Operating Profit                                      1,128           811
                                                         ========      ========

Interest expense                                             (380)         (633)
Other income                                                  194           138
                                                         --------      --------

  Income from continuing operations
     before income taxes and minority interest                942           316
Income tax expense1                                          (851)         (273)
                                                         --------      --------
  Income before minority interest                              91            43
Minority interest                                             377           (27)
                                                         --------      --------
  Income from continuing operations                           468            16
Income from discontinued operations,
   net of income tax expense                                 --             115
                                                         --------      --------
  Net income                                             $    468      $    131
                                                         ========      ========

Per common share data:
Basic
  Income from continuing operations                      $    .03      $    .00
  Income from discontinued operations                          --           .01
  Net income                                             $    .03      $    .01
Diluted
  Income from continuing operations                      $    .02      $    .00
  Income from discontinued operations                          --           .01
  Net income                                             $    .02      $    .01


-------------
(1) GSE is not consolidated for federal tax purposes, so the Company derives no tax benefit from their first quarter 2005 loss


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The following table summarizes the condensed consolidated balance sheet data of
GP Strategies Corporation, as of March 31, 2005 and December 31, 2004.

  (Unaudited - in thousands):
                                                         March 31,   December 31
                                                           2005         2004
                                                           ----         ----
Current assets:
   Cash and cash equivalents                             $  5,489      $  2,417
   Cash held in escrow from arbitration                      --          13,798
   Accounts and other receivables                          25,846        31,114
   Costs and estimated earnings in excess of
      billings on uncompleted contracts                    19,023        16,834
   Prepaid expenses and other current assets                7,276         5,828
                                                         ----------------------
      Total current assets                                 57,634        69,991
Property, plant and equipment, net                          2,744         2,673
Goodwill and other intangibles                             63,286        63,404
Other assets                                               19,758        19,967
                                                         ----------------------
      Total assets                                       $143,422      $156,035
                                                         ======================

Current liabilities:
   Current maturities of long-term debt                  $     94      $    100
   Short-term borrowings                                      700         6,068
   Accounts payable and accrued expenses                   26,178        33,219
   Billings in excess of costs and estimated
      earnings on uncompleted contracts                     8,754        10,003
                                                         ----------------------
      Total current liabilities                            35,726        49,390
Long-term debt less current maturities                     11,029        10,951
Other non-current liabilities                               1,727         1,739
                                                         ----------------------
    Total liabilities                                      48,482        62,080
Minority interest                                           1,958         2,335
Total stockholders equity                                  92,982        91,620
                                                         ----------------------
      Total liabilities and stockholders' equity         $143,422      $156,035
                                                         ======================

                                     # # # #


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                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 10, 2005      BY: /s/ Scott N. Greenberg
                            ------------------------------
                            Scott N. Greenberg
                            Chief Executive Officer and Chief Financial Officer

..

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